United States securities and exchange commission logo





                             May 2, 2023

       Anil Mathews
       Chief Executive Officer
       Near Intelligence, Inc.
       100 W Walnut St., Suite A-4
       Pasadena, CA 91124

                                                        Re: Near Intelligence,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 12,
2023
                                                            File No. 333-271229

       Dear Anil Mathews:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 12, 2023

       General

   1. You indicate that you are registering the primary offering by the company of the shares issuable upon exercise
of the warrants that were offered and sold privately to the Sponsor at the time of the SPAC
IPO (the "Private Placement Warrants"). As the offer of the
                                                        shares issuable upon
exercise of the Private Placement Warrants has already been made privately, please
revise to register the resale of these shares and provide the disclosure required by Item 507 of
Regulation S-K.
       Cover Page

   2.                                                   Disclose the price that
the Sponsor paid for the Private Placement Warrants.
 Anil Mathews
Near Intelligence, Inc.
May 2, 2023
Page 2
3. Disclose the exercise price of the warrants compared to the market price of the underlying security. Disclose that cash proceeds associated with the exercise of warrants to purchase your common stock are dependent on your stock price, that the warrants are currently out of the money and, therefore, the company is unlikely to receive proceeds from the exercise of the warrants. Furthermore, disclose you may not receive cash upon the exercise of the Private Placement Warrants since these warrants may be exercised on a cashless basis. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
Summary of the Prospectus, page 1

4. Please update your prospectus summary to discuss recent developments such as the consummation of the business combination (including the proceeds received from the
         SPAC trust account following redemptions and amount of fees and expenses related to the business combination), the March 31, 2023 convertible debentures and warrants financing, and the status of the conditions under the Blue Torch Financing Agreement. In addition, consider providing a summary of the offering.
Risk Factors
Risks Related to Ownership of Our Securities, page 4

5. Disclose the risk that the Public Warrants and other warrants may never be in the money and may expire worthless. Discuss the potential impact on your liquidity, financial condition and results of operations if you never receive cash proceeds from the exercise of your warrants.
Risks Related to Ownership of Our Securities, page 29

6. Please add risk factor disclosure that addresses the extent of your outstanding shares that are subject to lock-up agreements. Discuss how the number of redemptions in connection with the Business Combination has impacted the size of your public float that is not subject to lock-up agreements and how this may affect your trading volume and the volatility of the share price of your common stock.
Warrants will become exercisable for our securities, which would increase the number of shares eligible for future resale. . ., page 29

7. Disclose the percentage that the shares you are registering currently represent of the total
FirstName LastNameAnil Mathews
       number of your shares outstanding. To illustrate the full extent of dilution your
Comapany   NameNear
       shareholders mayIntelligence,
                         experience,Inc.
                                      disclose the total number of shares
issuable at the strike
May 2,price
        2023for the2additional warrants you describe in this risk factor.
             Page
FirstName LastName
 Anil Mathews
FirstName   LastNameAnil Mathews
Near Intelligence, Inc.
Comapany
May  2, 2023NameNear Intelligence, Inc.
May 2,
Page 3 2023 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 49

8. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. Your
discussion should
         reflect the fact that the extent of the redemptions prior to the consummation of the
         Business Combination reduced the gross proceeds available to the company from the
         Business Combination. If the company is likely to have to seek additional capital, discuss
         the effect of this offering on the company   s ability to raise
additional capital.
9. You state on page 49 that "[a]s of the date hereof, we are in compliance with the covenants under the Financing Agreement and we expect to remain in compliance with our covenants." Elsewhere, you indicate that as of April 12, 2023, you have not fully satisfied certain financing conditions pursuant to the Financing Agreement and that if you are unable to satisfy those conditions by April 15, 2023, you "do not expect to be able to make such prepayment and, as a result, Blue Torch may declare an event of default under the Financing Agreement." Please revise and update your disclosure under "Liquidity and
         Capital Resources" to expand on the steps you are taking to avoid a breach of your covenants, the impact or reasonably likely impact of a default on your financial condition or operating performance (including the effects of any cross-default or cross-acceleration or similar provisions), and alternate sources of funding to pay off resulting obligations or replace funding. See Sections I.D and IV.C of SEC Release No. 33-8350. To provide context, disclose the amount outstanding under the Financing
Agreement.
 Anil Mathews
FirstName   LastNameAnil Mathews
Near Intelligence, Inc.
Comapany
May  2, 2023NameNear Intelligence, Inc.
May 2,
Page 4 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Kathleen Krebs,
Special Counsel, at (202) 551-3350 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Rosebud Nau, Esq.